BY EDGAR

April 17, 2020

Jaea Hahn, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Thrivent Variable Annuity Account I (“Registrant”)

      Initial Registration Statement on Form N-4 for the

      Thrivent AdvisorFlex Variable Annuity (“Contract”)

File No. 333-229611 and No. 811-21111 (“Registration Statement”)

Dear Ms. Hahn:

Thrivent Financial for Lutherans (“Thrivent”), on behalf of Registrant, respectfully submits the responses below to the comments on the Registration Statement provided by the Commission staff (“Staff”) on April 9, 2020. Thrivent understands, based on its email exchange with the Staff on April 13, 2020, that there are no other outstanding comments from the Staff that have not been addressed satisfactorily, and that the only issues remaining relate to Thrivent’s MDRP and the Comments addressed below.

Comment 1:  Please disclose that as a result of the MDRP, class actions and collective actions will not be permitted, which will result in a contract owner having a potential claim or monetary injury or loss under the federal securities laws, or other laws, that is not cost effective to pursue absent of being able to join together in litigation with other potentially injured investors.  (For example, where the litigation costs might be shared in some manner across the group.)  American Express Co. v. Italian Colors Restaurant, 570 US 228 (2013)

Response to Comment 1:

With regard to the first part of Comment 1 to add disclosure that “as a result of the MDRP, class actions and collective actions will not be permitted,” please note that the draft proposed MDRP disclosure Thrivent submitted on February 14, 2020 in response to the SEC Staff’s previous comments (“Feb. 2020 MDRP Disclosure”) currently states:

·	“to the extent permitted by law the MDRP…will be the sole means to present and resolve grievances, complaints or disputes” (first paragraph, final sentence); and

·	“Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any ‘class’ of persons.” (second paragraph, final sentence).

Nevertheless, Thrivent proposes to amend the second bulleted sentence above to refer to “class actions and collective actions,” as follows:

“Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any ‘class’ of persons (i.e., class actions or collective actions).”

Otherwise, Thrivent does not believe further revisions are necessary to make clear that the MDRP precludes class actions and collective actions “to the extent permitted by law” as disclosed.

With regard to the second part of Comment 1, Thrivent respectfully submits that stating that the MDRP “will result” in a Thrivent member having a potential claim that is not cost effective to pursue individually is not only contrary to Thrivent’s legal position but also is contrary to the practical effect of the MDRP. Indeed, Thrivent submits that stating that the MDRP “will result” in claims that are not cost effective to pursue would be inaccurate and materially misleading because whether a Thrivent member may have a potential claim that may or may not be cost effective to pursue individually necessarily will depend on the applicable facts and circumstances, which will vary. The requested disclosure may also have the effect of discouraging members from pursuing claims.

There are also many other reasons (effort, time, etc.) that a Thrivent member might forgo pursuing a claim. Conversely, there are many reasons that a Thrivent member might want to pursue a claim of any size through individual arbitration rather than class-wide arbitration or litigation. For example, while it is true that in class or collective actions, litigation costs may be shared in some manner across the group, it is also true that any recovery on claims is also typically shared among members of the class (and their legal representatives) in a way that may not be beneficial to an individual claimant—indeed, in some circumstances claimants who prevail in class actions receive only pennies on the dollar for their claims.1

1

See, e.g., Deposit Guar. Nat'l Bank v. Roper, 445 U.S. 326, 339 (1980) (“That there is a potential for misuse of the class action mechanism is obvious. Its benefits to class members are often nominal and symbolic, with persons other than class members becoming the chief beneficiaries.”); See, also In re: Clearly Canadian Securities Litigation, 966 F.Supp. 930, 934 ,  n.1 (N.D. Cal. 1997) (Stating “[t]ypically securities class actions recover but pennies for every dollar of estimated class damages” and citing two academic   studies addressing this issue); Laster v. T-Mobile USA Inc., 2008 WL 5216255 (S.D. Cal. Aug. 11, 2008) at *11 (citing studies showing that “class members rarely receive more than pennies on the dollar for their claims”). Cf. Gascho v. Global Fitness Holdings, LLC, 822 F.3d 269, (6th Cir. 2016) (describing the near ubiquity and substantially inefficiency in the claims process for paying out class settlements, resulting in a massive administrative expense that cuts into claimants’ recovery).

In addition, the suggested disclosure in Comment 1 is not fair and balanced because it does not take into account the potential advantages of individual arbitration.  The U.S. Supreme Court, for example, has observed that where the parties to a contract have agreed to arbitrate disputes, such agreements are favored under federal law, which recognizes that arbitration can, among other things, “reduc[e] the cost and increase[e] the speed of dispute resolution.” AT & T Mobility LLC v. Concepcion, 563 U.S. 333, 345 (2011). The U.S. Supreme Court recently reaffirmed these advantages, as conferred by individual arbitration in Lamps Plus, Inc. v. Varela, 139 S.Ct. 1407 (2019), stating:

“In individual arbitration, parties forgo the procedural rigor and appellate review of the courts in order to realize the benefits of private dispute resolution: lower costs, greater efficiency and speed, and the ability to choose expert adjudicators to resolve specialized disputes. Class arbitration lacks those benefits. It sacrifices the principal advantage of arbitration—its informality—and makes the process slower, more costly, and more likely to general procedural morass than final judgment.”

Id. at 1416 (internal quotations and citations omitted).

Thrivent believes its MDRP process provides “prompt, fair and efficient” dispute resolution that is “consistent with the fraternal nature” of Thrivent and that avoids the “delay and expense” of judicial proceedings.  These concepts are embodied in Section 11(a) of Thrivent’s Bylaws, by which all Thrivent members agree to be bound. Accordingly, the MDRP may result in members pursuing claims that they would not otherwise pursue through a more formal judicial process. By contrast, including the suggested disclosure in Comment 1 may discourage Thrivent members from seeking to address their claims, if any, through the MDRP.

Thrivent believes that it is appropriate and sufficient to state clearly that the MDRP precludes class and collective actions to the extent permitted by law, without attempting to explain each of the potential costs and benefits of these precluded means of dispute resolution. Thrivent nevertheless proposes to add the following sentence to the end of the second paragraph of the Feb. 2020 MDRP Disclosure attached hereto:

“Because the MDRP requires that all claims be brought individually, rather than in a representative group or on behalf of or against any “class” of persons, there may be both substantive and procedural differences with respect to how parties may raise and litigate claims under the MDRP as compared to how such claims could be raised and litigated in the judicial system.”

Comment 2:  Please add disclosure verifying that if the MDRP is the sole method of dispute resolution it may discourage members from bringing claims, or at least from bringing claims in a venue they may deem favorable to them.

Response to Comment 2:

As a fraternal benefit society, Thrivent is a membership organization with a representative form of member-governance. Thrivent’s Board of Directors is elected directly by the membership; one vote per member (proxy voting is not allowed). Thus, Thrivent’s Bylaws, including the MDRP, are not only agreed to as a condition of joining Thrivent’s membership, they are adopted and amended by Thrivent’s member-elected Board of Directors, and each Director is a Thrivent member. As a member-owned and governed organization, it is important to Thrivent that members’ concerns and disputes be heard and addressed promptly, fairly, efficiently, and in a manner that best preserves the fraternal bond between Thrivent and its members, and among Thrivent’s membership. It is for this reason that Thrivent has designed and implemented the multi-stage MDRP to address member disputes, a process implemented by Thrivent’s Board of Directors and with which each of Thrivent’s members agrees as a condition of joining Thrivent’s membership. The MDRP is designed to encourage its use by members with disputes; for example (as disclosed in the Feb. 2020 MDRP Disclosure), “if mediation and/or arbitration occur in the course of the MDRP, Thrivent Financial will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of the proceedings.”  In contrast, absent the MDRP, members seeking resolution of disputes in federal or state court would have to pay, inter alia, filing fees and other court fees and related expenses.

However, to clarify further that the MDRP does limit the choice of venue in which claims can be pursued, Thrivent proposes adding the following sentence to the end of the first paragraph of the Feb. 2020 MDRP Disclosure attached hereto:

“Claims must be pursued exclusively through the MDRP, to the extent permitted by law, and therefore neither Thrivent Financial, nor its members, insureds, certificate owners, or beneficiaries, can pursue such claims against one another in other venues, such as state or federal court, even if they might believe those venues are preferable.”

Comment 3:  Please address the following in the discussion of the MDRP:

a)	Whether members are permitted to have an attorney represent them in mediation or arbitration proceedings and if so, who bears the members’ legal costs

b)	Whether there is a nondisclosure policy with regard to mediation or arbitration results

c)	Whether information regarding MDRP proceedings may be shared with other members or the appropriate regulators

d)	Whether discovery is permitted prior to mediation or arbitration proceedings

e)	Whether arbitration decisions may be appealed under the MDRP, and if so, who bears the costs of such appeals

Response to Comment 3:

The Feb. 2020 MDRP Disclosure currently states that the MDRP is conducted in accordance with “the applicable rules prescribed by the American Arbitration Association, as modified in Thrivent Financial's Articles of Incorporation and Bylaws.” Thrivent’s Articles of Incorporation and Bylaws do not modify the AAA Rules in a way that affects the issues raised in subparts a) – d) of this Comment, which are addressed and governed by the AAA Rules. Section 10 of the Federal Arbitration Act (9 U.S.C. § 10) governs the process and bases on which an arbitrator’s award may be contested and overturned.

To address the Staff’s comment, Thrivent proposes adding the following disclosures to the second paragraph of the Feb. 2020 MDRP Disclosure:

The AAA Rules governing the MDRP make clear that parties to arbitration may be represented by counsel and provide the arbitrator with authority to make determinations with respect to the confidentiality of proceedings, the extent of any information exchange between the parties, or the award attorneys’ fees. Absent an arbitrator’s discretionary award of attorneys’ fees, each party will bear its own costs for legal counsel, just as they would if they were pursuing claims in court. In addition, the cost of contesting the arbitrator’s decision would be borne by the party contesting the decision, just as the cost of an appeal would be borne by the appellant in the judicial system.

Thrivent does not believe any further amendments to its disclosures are appropriate or necessary to address this Comment.  Rather, Thrivent believes that attempting to address expressly each subpart of this Comment in the disclosures would be more likely to create confusion and is inconsistent with the Staff’s prior direction that Thrivent remove the language from Thrivent’s Bylaws and other “legalese” related to the MDRP from its disclosures.

Comment 4:  For the MDRP disclosure you provided, please revise the third paragraph that begins, “Thrivent Financial believes that the MDRP is enforceable under both state and federal laws.” That paragraph states:

3rd Paragraph:

Thrivent Financial believes that the MDRP is enforceable under both state and federal law, including with respect to federal securities laws claims. The Supreme Court has repeatedly upheld agreements to arbitrate state law claims and claims arising under federal law, including claims under the federal securities laws. However, because no court has ruled on the enforceability of the MDRP with respect to claims relating to the variable annuity described in this registration statement, it is possible that such provisions may ultimately be determined to be unenforceable.

Please revise that paragraph as follows:

a)

Please lead with a clear statement that there are questions about enforceability and that the courts have not ruled on enforceability with respect to claims brought by investors against issuers under the Securities Act.

b)

Thrivent states that the Supreme Court has repeatedly upheld agreements to arbitrate, including claims under the federal securities laws.  Please clarify that the Supreme Court has had two instances, involving federal securities laws, and that those instances involved broker-dealer arrangements and not questions under the Securities Act.

Response to Comment 4:

Consistent with prior disclosure guidance received from the Staff with respect to these disclosures, Thrivent has tried to avoid case citations or other “legalese” which may be more confusing than clarifying. We note that Comment 4 is requesting more detailed disclosure regarding the legal landscape of arbitration clause enforceability. Accordingly, Thrivent proposes the following replacement for the 3rd paragraph of the Feb. 2020 MDRP Disclosure:

No court has ruled on the enforceability of the MDRP with respect to claims under the Securities Act of 1933 (“Securities Act”) relating to the variable annuity described in this registration statement; therefore it is possible that such provisions may ultimately be determined to be unenforceable. However, the U.S. Supreme Court has upheld agreements to arbitrate state law claims and claims arising under federal law. The Supreme Court also has repeatedly stated that the Federal Arbitration Act (“FAA”), which mandates enforcement of arbitration provisions like the MDRP, can only be overridden where there is a “clear and manifest congressional command to displace” it. Epic Systems Corp. v. Lewis, 138 S.Ct. 1612, 1624 (2018); see, also, CompuCredit Corp v. Greenwood,  565 U.S. 95, 98 (2012) (stating that the FAA requires courts “to enforce agreements to arbitrate according to their terms…even where the claims at issue are federal statutory claims, unless the FAA’s mandate has been ‘overridden by a contrary congressional command’” (quoting Shearson/American Express, Inc. v. McMahon, 482 U.S. 220, 226 (1987).) When the Supreme Court addressed claims by investors against a brokerage firm for violations of the Securities Act in Rodriguez de Quijas v. Shearson/American Express, the Court closely reviewed the text of the Securities Act and found that there was no language therein indicating that Congress intended to override the FAA. Rodriguez de Quijas v. Shearson/American Express, 490 U.S. 477, 480 (1989).  Thrivent Financial therefore believes the MDRP is enforceable with respect to Securities Act claims arising between Thrivent Financial and its members.

Comment 5:  Please briefly describe the restrictions on joinder in the Bylaws including disclosure about the impacts on investors and any questions about enforceability.

Response to Comment 5:

Thrivent believes that the “Restriction of Joinder of Disputes” set forth in Section 11(e) of Thrivent’s Bylaws is appropriately disclosed in the Feb. 2020 MDRP Disclosure, which states:

“Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any ‘class’ of persons.”

The revisions to the disclosure discussed above in response to Comments 1, 2 and 4 further address the impacts on investors and questions about enforceability.

To avoid “legalese,” Thrivent did not frame the foregoing disclosure in terms of “joinder.” The purpose of the MDRP, as stated in Section 11(a) of Thrivent’s Bylaws, is “to provide prompt, fair and efficient opportunities for dispute resolution” that are “consistent with the fraternal nature” of Thrivent and that avoid the “delay and expense” of judicial proceedings. This point is repeated in Section 11(e) addressing joinder, which states that “[t]he procedures of this section are designed to afford individual members, insureds, certificate owners, beneficiaries and the Society a prompt, fair and efficient means of resolving individual disputes.” As these provisions make clear, Thrivent believes that individualized dispute resolution through the MDRP is the most effective means to resolve disputes that may arise with members while still preserving Thrivent’s important relationship with each of its members. Section 11(e) affirms that individualized dispute resolution is a necessary condition for, and not severable from, Thrivent’s agreement to submit disputes to arbitration. Therefore, if the Section 11(e) restrictions on joinder are deemed unenforceable or void, Thrivent’s agreement to arbitrate is likewise void, and any disputes joined in contravention of Section 11(e) would have to proceed in a different manner (e.g., in court).

Comment 6:  Please explain the applicability of the savings clause in the Bylaws and why the savings clause in Section 11(b) applies only to claims, actions, disputes, and grievances brought by Thrivent against members, but not claims by members against Thrivent.  Provide in the response letter why there is that disparity. Section 11(b) reads as follows:

RESOLUTION OF DISPUTES Section 11.

(b) Scope. Except as expressly limited herein (see Subsection 11(e)), this section applies to all past, current and future benefit certificates, members, insureds, certificate owners, beneficiaries and the Society. It applies to all claims, actions, disputes and grievances of any kind or nature whatsoever. It includes, but is not limited to, claims based on breach of benefit contract, as well as claims based on fraud, misrepresentation, violation of statute, discrimination, denial of civil rights, conspiracy, defamation, and infliction of distress, against the Society or its directors, officers, agents or employees. To the extent permitted by applicable law, this section applies to all claims, actions, disputes and grievances brought by the Society against members, insureds, certificate owners or beneficiaries. In the event that a court or arbitrator of competent jurisdiction deems any party or claim in a dispute not subject to this section, this section shall remain in full force and effect as to any remaining parties or claims involved in such dispute. This section does not apply to any claims or disputes relating to major medical insurance certificates or interpleader actions to determine proper owner, beneficiary or payee.

Response to Comment 6:

The inclusion of the clause “to the extent permitted by law” in Section 11(b) of Thrivent’s Bylaws was not intended to create any substantive distinction between claims brought by and against Thrivent.  Section 11(b) creates a mutual obligation, both for Thrivent and for Thrivent’s members, insureds, certificate owners, and beneficiaries, to use the MDRP as the exclusive means of resolving disputes between them.  On its face, the language in Section 11(b) makes clear that claims brought by Thrivent must go through the MDRP “[t]o the extent permitted by law,” whereas there is no such stated limitation for claims brought against Thrivent. However, the Bylaws are not intended to apply the MDRP to claims against Thrivent beyond the extent permitted by law; rather, for both claims brought by and against Thrivent, the MDRP applies to the extent permitted by applicable law.

***

Included with this letter is an Attachment with a revised MDRP disclosure incorporating the edits discussed above, which is highlighted to reflect changes to the Feb. 2020 MDRP Disclosure. Please call me at (920) 628-2347 if you have any questions regarding the forgoing.

Sincerely,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel

Attachment – Revised Disclosure

Member Dispute Resolution Program

This section describes Thrivent Financial’s Member Dispute Resolution Program (MDRP). Members of Thrivent Financial agree, by virtue of becoming members, that to the extent permitted by law the MDRP, as amended from time to time within Thrivent Financial's Articles of Incorporation and Bylaws, will be the sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Thrivent Financial and its directors, officers, agents, and employees with respect to any claims arising out of or relating to products members purchase from Thrivent. Financial As a result, claims arising out of or related to a member's Contract, as described in this prospectus, cannot be pursued against Thrivent Financial, its directors, officers, agents and/or employees in state or federal court or in other forums including Financial Industry Regulatory Authority (FINRA) arbitration and mediation. Instead, to the extent permitted by law, Thrivent Financial members will be required to pursue such claims through the MDRP exclusively. Claims must be pursued exclusively through the MDRP, to the extent permitted by law, and therefore neither Thrivent Financial, nor its members, insureds, certificate owners, or beneficiaries, can pursue such claims against one another in other venues, such as state or federal court, even if they might believe those venues are preferable.

The MDRP follows different procedures than the procedures followed in federal or state courts. Thrivent Financial 's MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association (“AAA”), as modified in Thrivent Financial's Articles of Incorporation and Bylaws. As set forth in the MDRP provisions in Thrivent Financial's Bylaws, if mediation and/or arbitration occur in the course of the MDRP, Thrivent Financial will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of the proceedings. Claims submitted to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury. The AAA Rules governing the MDRP make clear that parties to arbitration may be represented by counsel and provide the arbitrator with authority to make determinations with respect to the confidentiality of proceedings, the extent of any information exchange between the parties, or the award attorneys’ fees. Absent an arbitrator’s discretionary award of attorneys’ fees, each party will bear its own costs for legal counsel, just as they would if they were pursuing claims in court. In addition, the cost of contesting the arbitrator’s decision would be borne by the party contesting the decision, just as the cost of an appeal would be borne by the appellant in the judicial system. Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any "class" of persons (i.e. class actions or collective actions). Because the MDRP requires that all claims be brought individually, rather than in a representative group or on behalf of or against any “class” of persons, there may be both substantive and procedural differences with respect to how parties may raise and litigate claims under the MDRP as compared to how such claims could be raised and litigated in the judicial system.

~~Thrivent Financial believes that the MDRP is enforceable under both state and federal law, including with respect to federal securities laws claims. The Supreme Court has repeatedly upheld agreements to arbitrate state law claims and claims arising under federal law, including claims under the federal securities laws. However, because no court has ruled on the enforceability of the MDRP with respect to claims relating to the variable annuity described in this registration statement, it is possible that such provisions may ultimately be determined to be unenforceable.~~

No court has ruled on the enforceability of the MDRP with respect to claims under the Securities Act of 1933 (“Securities Act”) relating to the variable annuity described in this registration statement; therefore it is possible that such provisions may ultimately be determined to be unenforceable. However, the U.S. Supreme Court has upheld agreements to arbitrate state law claims and claims arising under federal law. The Supreme Court also has repeatedly stated that the Federal Arbitration Act (“FAA”), which mandates enforcement of arbitration provisions like the MDRP, can only be overridden where there is a “clear and manifest congressional command to displace” it. Epic Systems Corp. v. Lewis, 138 S.Ct. 1612, 1624 (2018); see, also, CompuCredit Corp v. Greenwood,  565 U.S. 95, 98 (2012) (stating that the FAA requires courts “to enforce agreements to arbitrate according to their terms…even where the claims at issue are federal statutory claims, unless the FAA’s mandate has been ‘overridden by a contrary congressional command’” (quoting Shearson/American Express, Inc. v. McMahon, 482 U.S. 220, 226 (1987).) When the Supreme Court addressed claims by investors against a brokerage firm for violations of the Securities Act in Rodriguez de Quijas v. Shearson/American Express, the Court closely reviewed the text of the Securities Act and found that there was no language therein indicating that Congress intended to override the FAA. Rodriguez de Quijas v. Shearson/American Express, 490 U.S. 477, 480 (1989).  Thrivent Financial therefore believes the MDRP is enforceable with respect to Securities Act claims arising between Thrivent Financial and its members.

By agreeing to the MDRP provisions in Thrivent Financial's governing documents, You will not be deemed to have waived compliance by Thrivent Financial with federal securities laws and the rules and regulations thereunder.